SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

August 3, 2007

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Group Interim Report as of June 30, 2007

1. Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate”, and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this report are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

2. Business and Operating Environment

2.1. Corporate Structure

This management report relates to the consolidated financial statements of AIXTRON AG including the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc. (Sunnyvale/USA), Thomas Swan Scientific Equipment Ltd. (Cambridge/United Kingdom), Epigress AB (Lund/Sweden), AIXTRON Korea Co. Ltd., (Seoul/South Korea), AIXTRON KK (Tokyo/Japan) and AIXTRON Taiwan Co. Ltd. (Hsinchu-City/Taiwan).

All financial information contained in this Management Report, including comparable prior-year numbers, is reported in accordance with Accounting Standard (IAS) 34, “Interim Financial Reporting”.

2.2. Management and Control

As compared to December 31, 2006, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of June 30, 2007. AIXTRON did not conclude or carry out any material transactions with related parties.

2.3. Products, Business Processes, Locations

AIXTRON is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signalling and lighting, displays, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed agents.

AIXTRON’s business activities include developing and producing equipment for coating semiconductor materials, process engineering, installing laboratory equipment, consulting and training, including ongoing customer support.

AIXTRON’s product range includes customized production-scale Compound Semiconductor systems capable of depositing material films on up to 95 x 2 inch diameter wafers, or smaller multiples of 4 to 6 inch diameter wafers, employing Metal-Organic Chemical Vapor Deposition (MOCVD) or on up to Gen. 3.5 substrates with Organic Vapor Phase Deposition (OVPD®). In addition, AIXTRON manufactures semiconductor systems for the silicon market capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”). Furthermore, AIXTRON designs small systems for research and development use and small-scale production.

The Company is headquartered in Aachen, Germany, and had a total of 9 facilities worldwide as of June 30, 2007:

Facility location	Use	Approx. size
		(sq. m.)

Aachen, Germany (owned)	Headquarters, Manufacturing, Research and Development	7,260

Herzogenrath, Germany (owned)	Manufacturing, Sales and Service, Engineering	12,457

Cambridge, UK (leased)	Manufacturing, Sales and Service, Engineering	2,180

Lund, Sweden (leased)	Engineering, Service	449

Sunnyvale, CA, USA (leased)	Manufacturing, Sales and Service, Engineering, Research and Development	9,300

Seoul, South Korea (leased)	Sales and Service	1,032

Shanghai, China (leased)	Representative Office	282

Hsinchu, Taiwan (leased)	Sales and Service	1,000

Tokyo, Japan (leased)	Sales and Service	311

2.4. Research & Development

AIXTRON’s R&D activities are critical for the Company’s long-term strategy, to remain one of the world’s leading providers of advanced deposition equipment for nanostructure-based devices. The various R&D projects AIXTRON is involved in are principally focused on production-oriented developments based on advanced scientific understanding: improved deposition technologies, better layer homogeneity, higher performance and yield are key objectives. This gives AIXTRON’s equipment outstanding advantages in the manufacture of end-user products such as lasers, LEDs, memory and logic devices. Current projects target improved LED performance, increased speed of telecommunication devices, better energy efficiency of organic and inorganic solar cells, improved performance of OLED lighting, lower cost of all processes, shorter gate lengths and therefore higher speed for processors and better performing computer memories.

One of the latest R&D projects, announced in June 2007, is AIXTRON’s participation in the UK Department of Business technology programme, which aims at developing low-cost LEDs for solid-state lighting based on GaN structures deposited on Silicon using AIXTRON’s MOCVD technology.

	2007	2006
Key R&D Information	H1	H1	Change
R&D expenses (million €)	14.2	12.5	13%
R&D expenses, % of sales	13%	18%
R&D employees (period average)	195	182	7%
R&D employees, % of total headcount (period average)	34%	32%

R&D activities increased in the first half of 2007 to EUR 14.2m, or 13 percent year on year (H1/2006: EUR 12.5m). Compared with the previous quarter, Q2 R&D expenses remained stable at EUR 7.1m per quarter. Due to the higher revenue base, R&D H1/2007 expenses relative to sales decreased by 5 percentage points to 13 percent year on year.

3. Summary of Business Development

Following record revenues of EUR 63.8m in the first quarter of 2007, second quarter revenues totalled EUR 45.2m, reflecting lower prior quarter order intake and customer delivery requirements. Nevertheless, AIXTRON delivered a strong first half of 2007 with revenues of EUR 109.0m (61 percent increase year on year) and goes into the second half with a solid order backlog of EUR 80.3m (June 30th, 2006: EUR 81.2m).

The production qualification of next-generation LED-devices (e.g. automotive applications, LED backlighting) continues with some early end-products appearing in the market. After two consecutive quarters of reduced order intake, AIXTRON experienced a significant 24 percent increase in equipment order intake, quarter over quarter, from EUR 40.5m in Q1/2007 to EUR 50.3m in Q2/2007 (H1/2007: EUR 90.8m; H1/2006: EUR 81.2m).

3.1. Financial Highlights

In the first half of 2007, AIXTRON delivered total revenues of EUR 109.0m, a 61 percent increase year on year. The Company’s latest high capacity platform systems continue to be qualified by the LED-customers. Paired with a favorable product mix, they contribute to the gross margin improvement by 2 percentage points year on year to reach 39 percent by the end of H1/2007. AIXTRON’s H1/2007 EBIT figure is a positive EUR 11.4m compared to a EUR -4.2m loss in H1/2006, leading to a positive net result of EUR 11.5m in H1/2007 compared to a EUR -4.3m loss in H1/2006. The free cash flow of EUR 5.2m in H1/2007 compares to EUR 6.4m in H1/2006, the decrease being due principally to the timing of payments to suppliers following the prior quarter’s record production output. AIXTRON reported an increase in equipment order intake (H1/2007: EUR 90.8m; Q2/2007: EUR 50.3m), year on year and quarter on quarter, of 12 percent and 24 percent respectively. Order backlog stood at EUR 80.3m by the end of the first half of 2007, a 1 percent decrease compared with H1/2006 (EUR 81.2m), but a 15 percent increase on the prior quarter.

3.2. Operational Highlights

3.2.1. Compound Semiconductor Systems

Demand for Compound Semiconductor systems for the production of red, yellow, orange as well as green and blue LEDs, used in large display panels or automotive applications and, increasingly, for RGB (red, green, blue) for backlighting and other display applications, remained at a relatively high level in the first half of 2007. There has also been additional demand from Asia for systems for the production of blue and red lasers in the first half of 2007. Furthermore, the Company has seen during this period small scale demand for systems for telecom/datacom applications. AIXTRON’s high capacity/common-platform systems, launched in December 2005, for the production of GaN (gallium nitride) LEDs, have by now been qualified by many key customers, evidenced by the receipt of repeat and multiple orders. Since the beginning of 2007, over 30 percent of Compound system revenues and nearly 70 percent of the first half 2007 Compound system order intake consisted of these particular system orders.

3.2.2. Silicon Semiconductor Systems

First half 2007 Silicon Semiconductor demand remained stable year on year, fuelled by healthy memory capital expenditures primarily from Asian customers, despite severe pricing pressures for chip and component manufacturing customers. Based on recent VLSI data, the leading provider of market research for the High-Tech Industries, capacity utilization in the industry, both for 300 mm and 65 and 90nm production, has reached levels consistently over 85 percent in the second quarter of 2007. AIXTRON’s Silicon order intake was predominantly required by customers for memory applications.

4. Results of Operations, Financial Position, and Net Assets

4.1. Results of Operations

	2007	2006
Key Financials	H1	H1	Change
(million €)
Revenues	109.0	67.7	61%
Gross profit	42.5	25.3	68%
Gross margin, % revenues	39%	37%	n.c.
Operating result	11.4	(4.2)	n.c.
Operating result, % revenues	10%	(6)%	n.c.
Net result	11.5	(4.3)	n.c.
Net result, % revenues	11%	(6)%	n.c.
Net result per share - basic (€)	0.13	(0.05)	n.c.
Net result per share - diluted (€)	0.13	(0.05)	n.c.
Free cash flow	5.2	6.4	(19)%
Equipment Order Intake	90.8	81.2	12%
Equipment Order Backlog (End of Period)	80.3	81.2	(1)%

4.1.1. Development of Revenues

Following record revenues of EUR 63.8m in the first quarter of 2007, second quarter revenues totalled EUR 45.2m, reflecting lower order intake in previous quarters and customer delivery requirements. Nevertheless, AIXTRON delivered a strong first half of 2007 with revenues of EUR 109.0m (61 percent increase year on year) and goes into the second half with a solid order backlog of EUR 80.3m.

	2007		2006
	H1		H1		Change
Revenues by Technology	(million €)%		(million €)%		(million €)%
Revenues	109.0	100	67.7	100	41.3	61
of which from sale of Silicon Semiconductor Equipment	24.1	22	22.9	34	1.2	5
of which from sale of Compound Semiconductor Equipment and other equipment (OVPD®, SiC)	71.8	66	31.1	46	40.7	131
of which other revenues (service, spare parts, etc.)	13.1	12	13.7	20	(0.6)	(4)

The most significant aspect of the first half revenue development was the 131 percent increase in Compound Semiconductor equipment revenues to EUR 71.8m (or 66 percent of total revenues) in the first half of 2007 compared to EUR 31.1m (or 46 percent of total revenues) in H1/2006. This was driven mainly by high LED production equipment demand from Asia.

Revenues from the sale of Silicon Semiconductor equipment rose by 5 percent year on year from EUR 22.9m in H1/2006 to EUR 24.1m in H1/2007. The percentage of revenues related to the sale of Silicon Semiconductor equipment changed from 34 percent during the first six months of 2006 to 22 percent during the first six months of 2007. This was due largely to the strong growth in orders for Compound Semiconductor systems received since the middle of 2006.

During the first six months of 2007, equipment sales generated 88 percent of total revenues (an 8 percentage point increase compared to H1/2006). The remaining revenues were generated by spare parts sales and service.

86 percent (H1/2006: 83 percent) of total revenues in H1/2007 were delivered to Asian customers. The remainder was derived from European (4 percent) and US-customers (10 percent).

	2007		2006
	H1		H1		Change
Revenues by Region	(million €)%		(million €)%		(million €)%
Asia	94.0	86%	56.0	83%	38.0	68%
Europe	4.7	4%	5.4	8%	(0.7)	(13)%
USA	10.3	10%	6.3	9%	4.0	63%
Total	109.0	100%	67.7	100%	41.3	61%

4.1.2. Cost Structure

	2007		2006
	H1		H1		Change
		% of		% of		% of
Cost Structure	(million €)	Revenues	(million €)	Revenues	(million €)	Revenues
Cost of Sales	66.5	61	42.4	63	24.1	57
Operating Costs	31.1	29	29.5	44	1.6	5
Selling expenses	11.5	11	10.3	15	1.2	12
General and Administration expenses	8.3	8	9.3	14	(1.0)	(11)
Research and Development costs	14.2	13	12.5	19	1.7	13
Other operating income	(3.2)	(3)	(3.1)	(5)	(0.1)	3
Other operating expenses	0.3	0	0.5	1	(0.2)	(40)

Cost of sales increased slightly less than revenues (+ 61 percent), by 57 percent to EUR 66.5m. Hence, cost of sales relative to revenues decreased slightly from 63 percent to 61 percent.

Operating costs totalling EUR 31.1m in the first half of 2007 or 29 percent of revenues, were significantly below the 2006 first half rate of 44 percent of revenues (absolute value H1/2006 EUR 29.5m). However, due to the lower revenues and the respective fixed-cost effect, Q2/2007 operating costs came in at 33 percent of the revenues, 8 percentage points higher than the previous quarter’s rate of 25 percent.

The absolute increase in selling expenses by EUR 1.2m year on year (H1/2007: EUR 11.5m or 11 percent of revenues; H1/2006: EUR 10.3m or 15 percent of revenues) results from direct sales expenditures, such as sales commissions, warranty provision expenses and shipping costs.

The absolute decrease in general and administration expenses by EUR 1.0m year on year (H1/2007: EUR 8.3m or 8 percent of revenues; H1/2006: EUR 9.3m or 14 percent of revenues) mainly results from reduced legal and consulting costs.

For developments of research and development costs, please refer to 2.4.

Other operating income consists mainly of currency exchange benefits, funding income for research projects, release of accruals and settlement of a contract in the first quarter of 2007.

Other operating expenses relate principally to currency exchange losses.

4.1.3. Development of Results

The continuation of customer qualification and repeat orders for the Company’s high capacity/platform systems, and a favourable product mix, have contributed to the gross margin improvement of 2 percentage points year on year to reach 39 percent by the end of H1/2007. The absolute gross profit figure increased by 68 percent (disproportionately higher than the increase of revenues), from EUR 25.3m in the first half of 2006 to EUR 42.5m in the first half of 2007.

During the reporting period, the operating result (EBIT), and the net result increased significantly. Whilst in the first half of 2006, a negative EBIT of EUR -4.2m and a net loss of EUR -4.3m were reported, in the first half of 2007, EBIT improved to EUR 11.4m, and net profit rose to EUR 11.5m. However, due to timing issues, lower revenues and the respective fixed-cost effect, the Q2/2007 operating margin (7 percent) and net profit margin (8 percent) were lower than in the prior record quarter in Q1/2007 (13 percent, 12 percent respectively). EBIT in Q2/2007 was EUR 3.2m (Q1/2007: EUR 8.2m), net profit was EUR 3.8m (Q1/2007: EUR 7.6m).

4.1.4. Development of Orders

	2007		2006
	H1		H1		Change
Equipment Orders	(million €)%		(million €)%		(million €)%
Equipment order intake	90.8	100	81.2	100	9.6	12
of which Silicon Semiconductor Equipment	22.7	25	19.2	24	3.5	18
of which Compound Semiconductor Equipment and other equipment (OVPD®, SiC)	68.1	75	62.0	76	6.1	10
Equipment order backlog (end of period)	80.3	100	81.2	100	(0.9)	(1)
of which Silicon Semiconductor Equipment	6.5	8	13.1	16	(6.6)	(50)
of which Compound Semiconductor Equipment and other equipment (OVPD®, SiC)	73.8	92	68.1	84	5.7	8

After two consecutive quarters of reduced order intake, AIXTRON benefited from a 24 percent increase of equipment order intake quarter on quarter from EUR 40.5m in Q1/2007 to EUR 50.3m in Q2/2007. The total value of equipment orders received in the first six months of 2007 increased year on year by 12 percent to EUR 90.8m compared to EUR 81.2m in the first six months of 2006.

The 3:1 ratio split of equipment order intake between Compound Semiconductor equipment and Silicon Semiconductor equipment remained unchanged in comparison to the first half of 2006.

First half 2007 Silicon Semiconductor demand was fuelled by healthy memory capital expenditures primarily from Asian customers, and resulted in an increase of Silicon Semiconductor equipment order intake by 18 percent year on year.

The 10 percent increase of Compound Semiconductor equipment order intake resulted from the increased demand for systems for the production of LEDs used in large display panels, automotive applications, and backlight units. There has also been demand from Asia for systems for the production of blue and red lasers in the first half of 2007. Encouragingly, by the end of the first half of 2007, AIXTRON’s latest large platform systems for the production of GaN (gallium nitride) LEDs have been well received by customers, as evidenced by both repeat and multiple orders received.

The order backlog as of June 30, 2007 of EUR 80.3m is largely unchanged from the position as on June 30, 2006 (EUR 81.2m). However, the actual order backlog of Silicon Semiconductor systems decreased by EUR 6.6m year on year and despite the very high year on year first half 2007 revenues (+131 percent), the Compound Semiconductor order backlog still increased by 8 percent year on year to EUR 73.8m (or 92 percent of order backlog) reflecting the continuation of healthy order intake in the reporting period.

4.2. Financial Position

4.2.1. Funding

The Company recorded no bank borrowings as of June 30, 2007.

Due to retained earnings included in the shareholders’ equity, the equity ratio grew from 70 percent as of December 31, 2006 to 75 percent as of June 30, 2007.

As of June 30, 2007, AIXTRON was granted advance customer payment guarantees from banks totalling EUR 13.8m (December 31, 2006: EUR 17.1m).

1.6 million AIXTRON shares, issued in connection with the acquisition of Genus, remain in a trust to service the Genus employee stock options program. AIXTRON treats these specific shares as own shares and records shareholders’ equity net of own shares.

4.2.2. Investments

The AIXTRON Group’s investments in the first six months of 2007 totalled EUR 1.7m (H1/2006: EUR 1.6m) mainly for technical equipment and enterprise software.

4.2.3. Liquidity

Compared with the previous year, the value of cash and cash equivalents increased by 43 percent to EUR 53.9m as per June 30, 2007 (June 30, 2006: EUR 37.7m). In comparison to the previous quarter, cash and cash equivalents increased by EUR 10.2m or 23 percent (March 31, 2007: EUR 43.7m). This increase is due to the positive result in the second quarter of 2007, to the exercise of stock options, and to the decrease in accounts receivable and inventories.

4.3. Total Assets

Total assets declined from EUR 263.5m as per December 31, 2006 to EUR 261.6m as per June 30, 2007. This was due to the
EUR - 4.5m decrease of non-current assets, which was only partly offset by the increase of current assets by EUR 2.6m. This will be explained by the following single item developments.

4.3.1. Property, Plant and Equipment

The value of property, plant and equipment declined by EUR 2.5m from EUR 36.4m as per December 31, 2006 to EUR 33.9m as per June 30, 2007. This decrease in book value was mainly due to asset depreciation less additions in machines and equipment.

4.3.2. Goodwill

The decrease in recorded goodwill by EUR 1.3m from EUR 65.1m as per December 31, 2006 to EUR 63.8m as per June 30, 2007 resulted from currency exchange rate translation differences.

4.3.3. Other Intangible Assets

The value of other intangible assets decreased by EUR 1.5m from EUR 15.1m as per December 31, 2006 to EUR 13.6m as per June 30, 2007. This was due mainly to scheduled amortization expenses and exchange rate movements.

4.3.4. Trade Receivables

Trade receivables as of June 30, 2007 totalled EUR 25.6m and were slightly lower than on December 31, 2007 (EUR 27.7m), due to the lower revenue level in the second quarter of 2007.

5. Employees

The total number of employees grew by 5 percent from 557 on June 30, 2006 to 586 on June 30, 2007, driven mainly by the increase of R&D employees in support of new product development work and Sales and Service employees in Asia, where AIXTRON derived 86 percent of its revenues by the end of the first half of 2007.

	2007		2006		Change
Employees by Region	Jun-30%		Jun-30%		Jun-30%
Asia	81	14	71	13	10	14
Europe	373	64	364	65	9	2
USA	132	22	122	22	10	8
Total	586	100	557	100	29	5

As of June 30, 2007 the majority of AIXTRON’s employees worked in Research and Development and Sales and Service roles.

	2007		2006		Change
Employees by Function	Jun-30%		Jun-30%		Jun-30%
Sales and Service	183	31	176	32	7	4
Research and Development	202	35	175	31	27	15
Manufacturing	131	22	131	24	0	0
Administration	70	12	75	13	(5)	(7)
Total	586	100	557	100	29	5

6. Report on Post-Balance Sheet Date Events

No events of any material consequence on AIXTRON’s results of operation, financial position or net assets occurred in the period after the close of the first six months of 2007. On July, 6 2007 the fiscal tax reform 2008 has been approved by the Federal Council of Germany. All effects that emanate from this tax reform will be considered in the next quarterly report July 1, to September 30, 2007 and have not been recorded in the present quarterly report June 30, 2007. With reference to the fiscal tax reform 2008, AIXTRON expects a one-off impact in the valuation of deferred tax assets as per June 30, 2007 because of the reduction in corporate income tax rate.

7. Report on Expected Developments

7.1. Future Economic Environment and Opportunities

AIXTRON believes that the following market trends in the relevant end user markets could have a positive effect on the future business:

•                  A further increase of capacity for the production of high-performance laser products and LED backlighting for the next generation LCDs (liquid crystal displays).

•                  Increased adoption of LEDs in automotive applications (e.g. interior lighting, headlights and rear lights).

•                  Increased research activities leading to the application of LEDs in general lighting (mainly aiming at higher performance and yield).

•                  Increased qualification of high volume Silicon Carbide (SiC) production applications and slowly emerging hybrid automotive applications.

•                  Intensified activity in the development of new complex semiconductor material applications as substituting materials in the Silicon Semiconductor industry.

•                  Promising longer term development of technologies for OLED lighting and organic material large area deposition.

•                  Increased research activity for development of specialized solar cell applications.

Conversely, AIXTRON is exposed to a series of risks which are described in detail in the section “Risk Factors” in AIXTRON’s annual report 2006 on form 20-F, which has been filed with the US Securities and Exchange Commission on March 15, 2007. A copy of the Company’s most recent Form 20-F is available on the Company’s website at http://www.aixtron.com, as well as on the SEC’s website at http://www.sec.gov.

7.2. Expected Results of Operations and Financial Position

Following the healthy order intake, experienced in the second quarter of 2007, AIXTRON feels confident to confirm the upper end of its prior guidance range for 2007 with revenues of EUR 200m for the year. Similarly, the 2007 EBIT forecast is confirmed at the upper end of the prior guidance range at EUR 16m. Approximately EUR 68m of the total order backlog of EUR 80.3m as per June 30, 2007 is shippable before the end of the year. The Company reiterates its expectation of a weaker second half of the year 2007, with approximately 45 percent of expected revenues and approximately 30 percent of expected EBIT to be achieved within this time period.

The company remains confident of the medium to long-term health of the targeted markets. With several new-generation LED end-products now emerging in the market, the company expects a continuing healthy order intake level in the mid term. Consequently, prospects for the years 2008 – 2010 remain encouraging.

Due to the high number of orders being invoiced in US-Dollars, a weakening of the US-Dollar against the Euro could have a negative impact on full-year sales revenues and consequently the result, which the Company is trying to partly offset by its hedging strategy.

In the course of the financial year 2007, the company plans further investments, mainly to modernize laboratory equipment and enterprise software. At the time of writing, AIXTRON had no binding agreements for participation financing, company acquisition or transfers of parts of the company.

AIXTRON’s management is confident that the company has sufficient liquid assets and access to funds to finance the continuing business operations and planned replacement investments.

8. Consolidated Interim Financial Statements

8.1. Consolidated Income Statement

in EUR thousands, except per share amounts and amount of shares	Q1 – Q2 2007*	Q2 2007*	Q1 – Q2 2006*	Q2 2006*
Revenues	109,003	45,199	67,701	35,693
Cost of sales	66,539	26,914	42,382	22,396
Gross profit	42,464	18,285	25,319	13,297

Selling expenses	11,529	4,649	10,294	5,420
General administration expenses	8,316	4,061	9,346	5,091
Research and development costs	14,185	7,058	12,524	6,250
Other operating income	3,206	692	3,057	2,358
Other operating expenses	262	24	452	29
Operating result	11,378	3,185	(4,240)	(1,135)

Interest income	728	416	259	143
Interest expense	8	5	8	5
Net interest	720	411	251	138
Result before taxes	12,098	3,596	(3,989)	(997)

Taxes on income	642	(236)	352	200
Net income/loss for the period (after taxes)	11,456	3,832	(4,341)	(1,197)

Basic earnings per share (EUR)	0.13	0.04	(0.05)	(0.01)
Diluted earnings per share (EUR)	0.13	0.04	(0.05)	(0.01)

Weighted average number of shares used in computing per share amounts:
Basic	88,046,913	88,212,724	87,820,822	87,821,230
Diluted	88,790,486	89,182,150	87,820,822	87,821,230

Statement of recognized income and expenses	TEUR	TEUR	TEUR	TEUR
Net income/loss for the period	11,456	3,832	(4,341)	(1,197)
Foreign currency translation adjustments	(1,882)	(790)	(5,521)	(3,705)
Derivative financial instruments	(151)	(24)	434	208
Total recognized income and expenses for the period	9,423	3,018	(9,428)	(4,694)

* unaudited

8.2. Consolidated Balance Sheet

in EUR thousands	30.06.2007 *	31.12.2006
ASSETS
Property, plant and equipment	33,924	36,381
Goodwill	63,821	65,052
Other intangible assets	13,589	15,097
Investment property	4,908	4,908
Other non-current assets	663	671
Deferred tax assets	6,102	5,380
Tax assets	486	486
Total non-current assets	123,493	127,975
Inventories	50,484	53,149
Trade receivables less allowance of kEUR 368 (2006: kEUR 311)	25,577	27,677
Current tax assets	307	699
Other current assets	7,891	4,450
Other financial assets	0	2,781
Cash and cash equivalents	53,881	46,751
Total current assets	138,140	135,507
TOTAL ASSETS	261,633	263,482

LIABILITIES AND SHAREHOLDERS’ EQUITY
Subscribed capital No, of shares: 88,576,117 (2006: 87,836,154)	88,576	87,836
Additional paid-in capital	99,547	97,444
Retained earnings	8,051	(3,406)
Income and expenses recognized in equity	35	2,068
TOTAL SHAREHOLDERS’ EQUITY	196,209	183,942
Provisions for pensions	1,008	983
Other non-current liabilities	73	76
Other non-current accruals and provisions	1,817	2,030
Total non-current liabilities	2,898	3,089
Trade payables	21,697	29,926
Advanced payments from customers	24,689	31,421
Other current accruals and provisions	12,576	12,591
Other current liabilities	1,861	1,443
Current tax liabilities	1,257	536
Convertible bonds	1	3
Deferred revenues	445	531
Total current liabilities	62,526	76,451
TOTAL LIABILITIES	65,424	79,540
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	261,633	263,482

* unaudited

8.3. Consolidated Statement of Cash Flows *

in EUR thousands	Q1 – Q2 2007	Q1 – Q2 2006

Cash inflow/outflow from operating activities
Net income/loss for the period (after taxes)	11,456	(4,341)
Reconciliation between net result and cash inflow/outflow from operating activities
Accrued expense for stock options	628	622
Impairment expense	332	271
Depreciation and amortization expense	4,969	5,034
Result from disposal of property, plant and equipment	24	55
Deferred income taxes	(720)	277
Other non-cash expenses	509	0

Changes to assets and liabilities
Inventories	2,253	(5,440)
Trade receivables	1,707	2,103
Other Assets	(3,290)	(3,979)
Trade payable	(8,119)	3,906
Provisions and other liabilities	1,256	(3,141)
Deferred revenues	(74)	2,008
Non-current liabilities	(144)	47
Advanced payments from customers	(6,622)	10,606
Cash inflow/outflow from operating activities	4,165	8,028

Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	(1,368)	(1,515)
Capital expenditures in intangible assets	(347)	(129)
Cash deposits at banks (maturity 6 months)	2,781	0
Cash inflow/outflow from investing activities	1,066	(1,644)

Cash inflow/outflow from financing activities
Exercise of stock options	2,215	83
Cash inflow/outflow from financing activities	2,215	83

Effect of changes in exchange rates on cash and cash equivalents	(316)	(197)

Net change in cash and cash equivalents	7,130	6,270
Cash and cash equivalents at the beginning of the period	46,751	31,435
Cash and cash equivalents at the end of the period	53,881	37,705

Cash paid for interest	4	8
Cash received for interest	719	257
Cash paid for income taxes	552	125
Cash received for income taxes	200	67

* unaudited

8.4. Development of Consolidated Equity*

Income and expense
recognized directly
in equity

AIXTRON GROUP

Consolidated Statement of Changes in Shareholders’ Equity*	No. of issued ordinary shares of AIXTRON AG	Subscribed Capital under HGB	Treasury Shares	Subscribed Capital under IFRS		Add. Paid-in Capital	Currency translation	Derivative Financial Instruments	Retained Earnings	Total Share- holders' Equity
in EUR thousands

Balance at January 1, 2006	87,796,614	89,800	(2,003)	87,797		95,951	9,420	(305)	(9,264)	183,599
Net loss for the period									(4,341)	(4,341)
Accrued expense for stock options						622				622
Exercise of stock options	39,510		39	40		43				83
Foreign currency translation adjustment							(5,521)			(5,521)
Derivative financial instruments								434		434
Balance at June 30, 2006	87,836,124	89,800	(1,964)	87,836	**	96,616	3,899	129	(13,604)**	174,876

Balance at January 1, 2007	87,836,154	89,800	(1,963)	87,836		97,444	1,549	519	(3,406)	183,942
Net income for the period									11,456	11,456
Accrued expense for stock options						628				628
Exercise of stock options	739,963	372	368	740		1,475				2,215
Currency translation							(1,882)			(1,882)
Derivative financial instruments								(151)		(151)
Balance at June 30, 2007	88,576,117	90,172	(1,595)	88,576		99,547	(333)	368	8,051 **	196,209 **

* unaudited

** rounded

9. Additional Explanatory Disclosures on Interim Financial Statements

9.1. Basis of Preparation

The interim consolidated financial statements of AIXTRON AG have been prepared in accordance with the International Accounting Standards (IAS) 34, “Interim Financial Reporting”. This consolidated semi-annual report was not audited according to §317 HGB or reviewed by a certified auditor.

9.2. Significant Accounting Policies

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2006.

9.3. Segment Reporting

The following segment information has been prepared in accordance with IAS 14 “Segment Reporting”. As AIXTRON has only one business segment, the segment information provided relates only to the Company’s geographical segments, this being secondary segment information.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments

in EUR thousands		Asia	Europe	USA	Group
Revenues realized with third parties	2007	94,015	4,686	10,302	109,003
H1	2006	55,928	5,433	6,340	67,701
Segment assets (property, plant and equipment)	2007	257	30,295	3,371	33,923
Jun-30	2006	491	39,284	4,297	44,072

9.4. Stock Option Plans

In the first six months of 2007, stock options held by AIXTRON’s employees and Executive Board members and representing the right to receive AIXTRON AG common shares or AIXTRON AG American Depositary Shares (ADS), developed as follows:

	AIXTRON Stock Options	Genus Stock Options
	Number of Shares	Number of Shares
Outstanding as of January 1, 2007	5,060,565	994,469
Granted in Period	0	0
Exercised in Period	371,895	368,068
Expired in Period	0	55,082
Forfeited in Period	112,076	0
Outstanding as of June 30, 2007	4,576,594	571,319

As part of the Genus Inc. acquisition transaction, which was completed in March 2005, a trust for the employee stock options of the Genus employees was set up, into which an appropriate number of AIXTRON ADSs were deposited.

10. Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the six months ended June 30, 2007 give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Aachen, August 2007

AIXTRON Aktiengesellschaft, Aachen

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: August 3, 2007

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	CFO